[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Ave – Suite 200
Wayzata, MN 55391

August 3, 2010                                                                                                                                                      VIA EDGAR AND FACSIMILE

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:           Northern Oil and Gas, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010
File No. 0-33999

Ladies and Gentlemen:

This correspondence confirms that Northern Oil and Gas, Inc. (the “Company”) intends to respond by Friday, August 20, 2010 to the correspondence received from the United States Securities and Exchange Commission (the “SEC”) on July 30, 2010 concerning the above-referenced filing.  We appreciate your willingness to allow the Company additional time to respond to the SEC’s inquiry in light of the fact that the Company is currently finalizing its Quarterly Report on Form 10-Q, which will be filed with the SEC on Monday, July 9, 2010.

Please feel free to contact me at 952-476-9800 with any questions.

                                   Sincerely,

                                   Northern Oil and Gas, Inc.

                                   /s/ James R. Sankovitz

                                   James R. Sankovitz
                                   Chief Operating Officer
                                   and General Counsel